EXHIBIT 99.77C

Eagle Point Credit Company Inc.

Item 77C – Submissions of Matters to a Vote of Securities Holders

At the annual meeting of stockholders of the Company (the “Annual Meeting”) held on May 16, 2017, the stockholders of the Company were asked to approve two proposals. The final voting results from the Annual Meeting are as follows:

Proposal 1: To re-elect two Class III directors to serve until the Company’s 2020 annual meeting or until his successor is duly elected and qualified.

Nominee	Shares Voted “For”	Shares “Withhold”	Broker Non-Votes
Kevin F. McDonald[1]	14,223,095	261,075	0
Thomas P. Majewski[2]	1,182,917	11,149	0

[1]	Mr. McDonald was elected by the holders of the Company’s outstanding common stock and preferred stock, voting together as a single class.
[2]	Mr. Majewski was elected by the holders of the Company’s outstanding preferred stock, voting separately as a single class.

The following persons’ terms of office as directors also continued after the annual meeting given that each person is either a Class I or Class II director and not up for re-election at the Annual Meeting: Scott W. Appleby, James R. Matthews, Paul E. Tramontano and Jeffrey L. Weiss.

Proposal 2: To approve a new investment advisory agreement by and between the Company and the Adviser.

	Shares Voted “For”	Shares Voted “Against”	Shares “Abstained”
Amended and Restated Investment Advisory Agreement	10,770,587	30,634	25,967

The Company received 3,656,982 “broker non-votes” in relation to Proposal 2 (i.e., shares of common stock held of record by brokers or nominees present at the meeting but as to which instructions had not been received from the beneficial owners or the persons entitled to vote and the broker or nominee had not voted, or had no discretionary power to vote, on the matter).

As compared to the previous investment advisory agreement dated June 6, 2014 by and between the Company and the Adviser, the new advisory agreement: (1) reflects the changes in the structure of the Company since the Company commenced operations, including that the Company has issued classes of securities other than common stock; (2) clarifies the description of the methodology for how the compensation of the Adviser is calculated and specifically provide that any portion of the incentive fee attributable to deferred interest will be paid to the Adviser, without interest, only if and to the extent the Company actually receives such interest in cash; (3) clarifies the application of the 1940 Act voting standards to the stockholder vote requirement for approval of the annual renewal (as applicable), termination or amendment of the new advisory agreement; and (4) makes certain other immaterial changes.